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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 3
                              ('FINAL AMENDMENT')
                                       TO
                                 SCHEDULE 14D-1
                       TENDER OFFER STATEMENT PURSUANT TO
            SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                            ------------------------

                              POLLO TROPICAL, INC.
                           (NAME OF SUBJECT COMPANY)

                              CARROLS CORPORATION
                          CARROLS HOLDINGS CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (AND ASSIGNEE INTERESTS THEREIN)
                         (TITLE OF CLASS OF SECURITIES)

                                  731513 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ALAN VITULI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              CARROLS CORPORATION
                          CARROLS HOLDINGS CORPORATION
                                968 JAMES STREET
                            SYRACUSE, NEW YORK 13203
                                 (315) 424-0513
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    Copy To:
                             HOWARD S. JACOBS, ESQ.
                              WAYNE A. WALD, ESQ.
                              ROSENMAN & COLIN LLP
                               575 MADISON AVENUE
                         NEW YORK, NEW YORK 10022-2585
                                 (212) 940-8800

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                                  TENDER OFFER


     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 originally filed with the Securities and Exchange Commission on June 10, 1998 and as amended and supplemented by Amendment No. 1 to Schedule 14D-1 on June 26, 1998 and Amendment No. 2 to Schedule 14D-1 on June 30, 1998 (as amended, the 'Statement') relating to the offer by Carrols Corporation, a Delaware corporation (the 'Purchaser'), to purchase all of the outstanding shares (the 'Shares') of common stock, par value $.01 per share (the 'Common Stock') of Pollo Tropical, Inc., a Florida corporation (the 'Company'), at $11.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 (the 'Offer to Purchase'), a copy of which was attached as Exhibit (a)(1) to the Statement, and in the related Letter of Transmittal, a copy of which was attached as Exhibit
(a)(2) to the Statement (which, together with any amendments or supplements thereto, collectively constitute the 'Offer'). The purpose of this Amendment No. 3 is to amend and supplement the Cover Page and Items 6 and 11 of the Statement as set forth below.



     Capitalized terms not otherwise defined herein shall have the meanings set forth in the Statement. This Amendment No. 3 constitutes the final amendment to the Statement.



     Pursuant to General Instruction F of Schedule 14D-1, this final amendment also constitutes a filing satisfying the reporting requirement of Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares acquired by the Purchaser pursuant to the Offer.



ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY



     Item 6 is hereby amended by adding the following information at the end thereof:



     (b) The Offer expired at midnight, New York City Time, on Wednesday, July 8, 1998. Pursuant to the Offer, the Purchaser accepted for payment, at a per Share price of $11.00 (net to the seller without interest), approximately 7,890,203 Shares (approximately 95.6% of all outstanding Shares (87.2% on a fully diluted basis)).


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS


   (a)(1)  Offer to Purchase, dated June 10, 1998.*
   (a)(2)  Letter of Transmittal.*
   (a)(3)  Letter to Brokers, Dealers, Banks, Trust Companies and Nominees.*
   (a)(4)  Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients.*
   (a)(5)  Notice of Guaranteed Delivery.*
   (a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
   (a)(7)  Press Release jointly issued by the Purchaser and the Company, dated June 4, 1998.*
   (a)(8)  Press Release jointly issued by the Purchaser and the Company, dated June 10, 1998.*
   (a)(9)  Form of Summary Advertisement, dated June 10, 1998.*
      (b)  Commitment Letter, dated June 1, 1998, from Chase Bank of Texas, National Association and Chase
           Securities Inc. to the Purchaser.*
   (b)(1)  Loan Agreement, dated as of May 12, 1997, by and among the Purchaser, Texas Commerce Bank National
           Association, Heller Financial, Inc., First Union National Bank of North Carolina and the Other
           Lenders now or thereafter parties thereto.
   (b)(2)  [Amendment to Loan Agreement]
   (c)(1)  Agreement and Plan of Merger, dated as of June 3, 1998, by and among the Purchaser and the Company.*
   (c)(2)  Tender Agreement.*
   (c)(3)  Non-Competition Agreement.*
      (d)  None.
      (e)  Not applicable.
      (f)  None.


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* Previously filed as an exhibit to the Statement.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 9, 1998


                                          CARROLS CORPORATION

                                          By:  /s/ JOSEPH A. ZIRKMAN
                                             -----------------------------------
                                             Name: Joseph A. Zirkman
                                             Title: Vice President and General
                                                      Counsel

                                          CARROLS HOLDINGS CORPORATION

                                          By:  /s/ JOSEPH A. ZIRKMAN
                                             -----------------------------------
                                             Name: Joseph A. Zirkman
                                             Title: Vice President and General
                                                      Counsel

                                       3

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                               INDEX TO EXHIBITS


EXHIBIT
  NO.      EXHIBIT                                                                                                PAGE
--------   ----------------------------------------------------------------------------------------------------   ----
(a)(1)     --    Offer to Purchase, dated June 10, 1998*.
(a)(2)     --    Letter of Transmittal.*
(a)(3)     --    Letter to Brokers, Dealers, Banks, Trust Companies and Nominees*.
(a)(4)     --    Letter for use by Brokers, Dealers, Banks, Trust Companies and Nominees to their Clients*.
(a)(5)     --    Notice of Guaranteed Delivery.*
(a)(6)     --    Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7)     --    Press Release jointly issued by the Purchaser and the Company, dated June 4, 1998.*
(a)(8)     --    Press Release jointly issued by the Purchaser and the Company, dated June 10, 1998.*
(a)(9)     --    Form of Summary Advertisement, dated June 10, 1998.*
(b)        --    Commitment Letter, dated June 1, 1998, from Chase Bank of Texas, National Association and
                 Chase Securities Inc. to the Purchaser.*
(b)(1)     --    Loan Agreement, dated as of May 12, 1997, by and among the Purchaser, Texas Commerce Bank
                 National Association, Heller Financial, Inc., First Union National Bank of North Carolina and
                 the Other Lenders now or thereafter parties thereto.
(b)(2)     --    [Amendment to Loan Agreement]
(c)(1)     --    Agreement and Plan of Merger, dated as of June 3, 1998, by and among the Purchaser and the
                 Company.*
(c)(2)     --    Tender Agreement.*
(c)(3)     --    Non-Competition Agreement.*
(d)        --    None.
(e)        --    Not applicable.
(f)        --    None.


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* Previously filed as an exhibit to the Statement.

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